Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-212571

Dated September 14, 2018

Leveraged Index Return Notes® (LIRNs®)

	LIRNs® Linked to the JPX-Nikkei Index 400	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure	JPX-Nikkei Index 400 (Bloomberg symbol: “JPNK400”)
Payout Profile at Maturity	• [265% to 285%] leveraged upside exposure to increases in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
Participation Rate	[265% to 285%], to be determined on the pricing date
Threshold Value	100% of the Starting Value of the Market Measure
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000095010318010780/dp95650_424b2-1996baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	Your return on, and the value of, the notes may be affected by factors affecting the international securities markets, specifically changes in Japan. In addition, you will not obtain the benefit of any increase in the value of the yen against the U.S. dollar which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

•	There are uncertainties regarding the Market Measure because of its limited performance history.

•	There is no assurance that the investment view implicit in the Market Measure will be successful.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.